SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X   Form 40-F
                                  ---            ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing logo

FOR IMMEDIATE RELEASE
TUESDAY, DECEMBER 11, 2001

                  Genesys Conferencing Realigns and Streamlines
               Top Management to Accelerate Strategic Development


o   Appointment of Kailash Ambwani as Chief Strategy Officer

o   Resignation of Kim Mayyasi, CEO of Genesys' North American operations

o   Streamlining of North American Management

o   Appointment of David Rosenberg as EV-P Sales & Marketing North America

Bedford, MA and Montpellier, France--December 11, 2001, Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced the realignment and streamlining of its top management following the integration of Vialog and Astound. All appointments will be effective January 1, 2002.

Creation of a Chief Strategy Officer position for the Group

Kailash Ambwani, formerly Executive Vice President, Services and Technology, has been appointed Chief Strategy Officer of the Genesys Group. In his new role, Ambwani will continue to be in charge of keeping the company at the forefront of innovative collaboration and communication technologies, and will assume additional responsibilities for the company's strategic global marketing and partnering activities. He led the development and launch of Genesys Meeting Center, the first fully integrated audio and data collaboration platform.

Ambwani was President and CEO of Astound Inc., which was acquired by Genesys Conferencing earlier this year. Before founding Astound in 1996, he dedicated nearly 10 years to Gold Disk Inc., a multimedia pioneer that he started in college. Ambwani has a Master's degree in Theoretical Astrophysics from McMaster University in Ontario.

Resignation of Kim Mayyasi

The integration of Vialog being successfully completed, Kim Mayyasi has resigned from his current position as CEO of Genesys' North American operations to pursue other opportunities. Mayyasi joined Genesys Conferencing in April 2001 when Vialog was acquired by Genesys Conferencing. He had been CEO of Vialog since 1999 and played a key role in the successful merger of Vialog with Genesys' operations in North America. He will serve as Special Advisor to Francois Legros, Chairman and CEO of the Genesys Group, until January 1, 2002.

Streamlining of North American Management

The North American Management will be composed as follows:

Margie Medalle will continue her current role as President and Chief Operating Officer for Genesys Conferencing's North American operations, overseeing finance, human resources and operations.

Kevin Fletcher, Chief Financial Officer for Genesys Conferencing's North American operations, will continue to be responsible for the accounting, finance, financial and management reporting, insurance, and legal coordination functions for North America.

David Rosenberg, who has been appointed to the newly created position of Executive Vice President of Sales and Marketing for Genesys' North American operations, will have responsibility for overseeing sales, marketing, product management and customer service. He will also be responsible for driving Genesys' North American commercial growth strategy and ensuring that Genesys Conferencing maintains its leadership position in North America.

Rosenberg has over 12 years of experience in the teleconferencing and enterprise collaboration industries. He spent five years as Managing Director of Genesys Conferencing Ltd (formerly Darome UK) and later played an active role in acquiring and integrating the US teleconferencing divisions of Cable & Wireless, Inc. and Williams Communications. Rosenberg graduated with a B.A. in History and Political Science from Colorado College.

Both Medalle and Rosenberg will report directly to Francois Legros, Chairman and CEO of Genesys Conferencing, while Kevin Fletcher will continue to report to Medalle.

Commenting on the appointments, Legros said, "With the Vialog and Astound integrations now completed, Genesys Conferencing, the world's largest conferencing specialist, can focus on leveraging its unique position and generating profitable growth. Continuous deployment of our automated services, tight control of our expenses and the rapid adoption of the Genesys Meeting Center will be key drivers to the success of our company. We wish Kim all the best in his new business career and we are confident in our solid US management team to bring Genesys North America to the next level of performance. I am also happy to announce the expansion of Kailash Ambwani's role with his appointment as Chief Strategy Officer. He will bring to the Group his extensive experience in the marketing of high tech services and the development of strategic partnerships."

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).
Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

www.genesys.com

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001.Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Contacts

Pierre Schwich
Executive Vice President, Audit, Financial Planning and Investor Relations Direct Line: +33 4 99 13 27 55
pierre.schwich@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: + 33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com

Paul Joyal
Press Relations North America
Direct Line: 781-761-6231
paul.joyal@genesys.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 12, 2001

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                         ---------------------------------------
                                         Name:  Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and Investor
                                                Relations